PROSPECTUS	Dated December 15, 2004

1,000,000 Shares

Common Stock

     We are a Delaware corporation and the savings and loan holding company for Fidelity Federal Bank & Trust, a federally chartered savings bank with headquarters in West Palm Beach, Florida. We are offering 1,000,000 shares of our common stock for sale. Our shares of common stock trade on the Nasdaq National Market under the trading symbol “FFFL.” On December 15, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $41.08 per share.

          This investment involves a degree of risk, including the possible loss of principal. Therefore, before buying any shares of our common stock, you should carefully consider the section of this prospectus entitled “Risk Factors” beginning on page 8.

          The shares of common stock offered by us are not deposits, savings accounts or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

          None of the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities commission or other regulatory body has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$40.25	$40,250,000
Underwriting discounts and commissions	$2.01	$2,010,000
Proceeds to us, before expenses	$38.24	$38,240,000

          The underwriters are offering shares of our common stock as described under the section of this prospectus entitled “Underwriting.” We have granted the underwriters a 30-day option to purchase up to an additional 150,000 shares of our common stock at the public offering price, less underwriting discounts and commissions to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about December 21, 2004.

Keefe, Bruyette & Woods

Ryan Beck & Co.

Janney Montgomery Scott LLC

Gifford
Vero Beach
Lakewood Park
Fort Pierce
River Park
Port St. Lucie
Stuart
North River Shores
Port Salerno
Palm City
Hobe Sound
Cypress Quarters
Okeechobee
Buckhead Ridge
St. Lucie Canal
Indiantown
Lake Okeechobee
Tequesta
Jupiter
Canal Point
Pahokee
Palm Beach Gardens
Lake Park
FLORIDA
Clewiston
Riviera Beach
Belle Glade
Harlem
West Palm Beach
Wellington
Palm Springs
South Bay
Greenacres
Lake Worth
Boynton Beach
Hillsboro Canal
Delray Beach
Boca Raton
The Everglades
Parkland
Deerfield Beach
Coral Springs
Coconut Creek
Pompano Beach
Sunrise
Wilton Manors
Plantation
Fort Lauderdale
Current Fidelity branches
Acquired First Community branches
Future Fidelity branches - Property owned or leased
Loan production offices
Fidelity headquarters

      As a prospective investor, you should rely only on the information incorporated by reference or contained in this prospectus. Neither we nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our consolidated financial statements and the other information that is incorporated by reference to this prospectus before making a decision to invest in our common stock. The words “we,” “our” and “us” refer to Fidelity Bankshares, Inc. and its wholly-owned subsidiary Fidelity Federal Bank & Trust, unless indicated otherwise.

      Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock.

Fidelity Bankshares, Inc.

      We are a Delaware corporation and a savings and loan holding company headquartered in West Palm Beach, Florida. Through our wholly-owned subsidiary, Fidelity Federal Bank & Trust, we offer a variety of financial products and services. At September 30, 2004, we had consolidated assets, loans, deposits and stockholders’ equity of $3.4 billion, $2.6 billion, $2.7 billion and $202.2 million, respectively.

      Fidelity Federal was chartered in 1952 as a federal mutual savings and loan association. In January 1994, Fidelity Federal reorganized from a mutual savings bank to the stock form of ownership as part of its mutual holding company reorganization. Following the reorganization, we began expanding the services we offer to customers, increasing our market presence through a de novo branching strategy and focusing on developing a middle market, commercial banking business. We also began to emphasize fee income products by offering insurance and investment products through our wholly-owned subsidiary, Florida Consolidated Agency, Inc. and offering trust services in 2000 to our existing customers and the underserved middle-market wealth clientele in our market area. At September 30, 2004, we had $73.8 million of trust assets under administration, including $59.7 million under trust management. In May 2001, we converted our mutual holding company to stock form and raised $87.0 million in equity capital.

      We are the sixth largest banking institution headquartered in Florida and the largest banking institution headquartered in Palm Beach County based on total assets. Our 7.7% share of deposits in Palm Beach, Martin and St. Lucie Counties ranked us fourth among all institutions in the three county area and first among institutions headquartered in Florida as of June 30, 2004.

      Our management team has an average of 31 years of banking experience and has worked together at Fidelity Federal for an average of 27 years. Our board of directors and management team have closely followed the changes and growth in the Florida economy and our market area. In 1997, our management team began to implement changes to our business model with the goal of becoming more like a commercial bank. Since then, we have emphasized the origination of commercial business, commercial real estate and consumer loans and we believe our strategy has proven successful as evidenced by the change in the composition of our loan portfolio. At September 30, 2004 one-to four-family mortgage loans, excluding construction and land loans, represented 36.3% of our loan portfolio as compared to 78.1% at December 31, 1998. Our goal over the next several years is to continue to grow our commercial, commercial real estate and consumer loan portfolios. We have also focused on the growth of our checking, money market and savings deposit relationships (what we refer to as our “core deposits”) rather than attracting higher cost certificate of deposit accounts. Our experience has been that customers who open core deposit accounts have traditionally been more receptive to developing a broader banking relationship with us. Core deposits have increased from 28.9% of total deposits at December 31, 1998 to 76.3% of total deposits at September 30, 2004.

      Our corporate office is located at 205 Datura Street, West Palm Beach, Florida 33401. Our telephone number is (561) 803-9900. We maintain an internet website at www.fidelityfederal.com. Information on our website is not incorporated by reference and is not a part of this prospectus.

Market Area

      We are headquartered in West Palm Beach, Florida, and conduct our business primarily in Palm Beach, Martin, and St. Lucie Counties and, to a lesser extent, Indian River and Broward Counties. At September 30, 2004, we had 43 branch offices, of which 38 were located in Palm Beach County, three were located in Martin County and two were located in St. Lucie County. The strength of the southeast Florida economy depends significantly upon tourism, real estate, construction, and its attraction as a retirement area. Major employers in our market area include Tenet Health Care, Florida Power and Light, BellSouth and Office Depot.

      Our three county market had a population of 1.6 million as of December 31, 2003 and is one of the top growth markets in Florida, based on population and affluence. The population of Palm Beach County is expected to grow 10.3% from 2004 to 2009, compared to population growth of 9.3% for the state of Florida, based upon information provided by Claritas. Palm Beach County, which holds 91.3% of our deposits is one of the wealthiest counties in the United States and is the fourth highest job producing county in the United States according to the U.S. Bureau of Labor Statistics.

      Our market, and Florida in general, has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market that prefers doing business with a local institution because they have become dissatisfied with the service received from larger, regional institutions. We seek to fill the banking needs of this niche by offering superior and timely service. To that end, in 1998, we initiated a de novo branching strategy in order to better ensure that our branch franchise covers all of the markets in which our customers live or conduct business. We believe our strategy of focusing on customer service and satisfaction has been successful as evidenced by the growth of our deposits from $1.1 billion at December 31, 1998 to $2.7 billion at September 30, 2004, and net loans, which increased from $977.2 million at December 31, 1998 to $2.6 billion at September 30, 2004.

      We intend to continue the de novo expansion of our branch network which we believe will contribute to our long-term growth and increase the value of our franchise. Our rapid expansion has impacted our efficiency, but we believe our expenses will increase at a more moderate rate in the future. We believe our current infrastructure is sufficient to support a larger banking institution without incurring significant additional expense.

Our Business Strategy

      Our business strategy is to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. Our business strategy focuses on the following key elements:

      Increasing our emphasis on commercial real estate, commercial business and consumer lending. In recent years, we have significantly increased our commercial real estate lending, as well as our commercial business and consumer lending. We have expanded our underwriting and collection department to add qualified persons who are experienced in underwriting and servicing these type of loans. We have focused on hiring experienced lenders with local knowledge and established books of business. At September 30, 2004, commercial and multi-family real estate loans totaled $914.1 million, or 30.5% of total loans, as compared to $74.7 million, or 7.0% of total loans at December 31, 1998, and commercial business loans and consumer loans (primarily home equity lines of credit, second mortgage and automobile loans) totaled $349.4 million, or 11.7% of total loans, as compared to $95.2 million, or 9.0% of total loans at December 31, 1998.

      Increasing core deposits. We have changed the mix of our deposits in recent years by increasing our core deposits. In order to accomplish this, we implemented several initiatives which include: i) incentive compensation at the branch and commercial lending levels in order to focus our employees on this strategy; ii) added innovative deposit products; and iii) developed a regional advisory board program that enlists key business figures in our markets to help us attract core deposits through referrals. At

September 30, 2004, core deposits comprised 76.3% of total deposits, a material increase from 28.9% at December 31, 1998. We intend to continue our growth of core deposits.

      Expanding our business banking. We have increased our emphasis on business banking and intend to use our branch office network to provide business customers with convenient and expanded commercial deposit products and services. Our objective is to use our service-oriented banking philosophy to attract business customers that have been adversely affected by recent bank mergers and are dissatisfied with the service they receive from larger, regional financial institutions. We have hired and will continue to hire senior commercial banking officers who have extensive experience in originating and administering business loans. These senior officers have enhanced our commercial loan origination capabilities and will enable us to expand relationships with our current business customers and attract new business customers. We have also hired personnel to provide cash management services and variable money market, NOW, sweep, and other transaction account services. We also offer other fee-based services desired by business customers, such as internet banking.

      Diversifying our products and services with the goal of increasing our non-interest income. We have sought to reduce our dependence on net interest income by increasing the proportion of our fee income to total revenues. We offer insurance and investment products through an operating subsidiary of Fidelity Federal, Florida Consolidated Agency, Inc., doing business as Fidelity Insurance. Fidelity Insurance acts as agent for a number of insurance companies. We also offer trust and investment management services targeting persons with a net worth of $500,000 or more, along with small and medium-sized businesses. We believe this niche of the wealth management business is largely overlooked and underserved by the larger wealth management firms in our market. At September 30, 2004, we had $73.8 million in assets under trust administration, including $59.7 million in assets under trust management.

      Expanding our market presence. Due to the economic growth of our market area and the significant consolidation of our local competitors, management determined that expanding our branch franchise would lead to strong balance sheet and earnings growth. In analyzing de novo expansion versus acquisitions, management decided that in most cases, de novo branching was more cost effective and allowed for better selection of branch sites. A principal component of this expansion program has been to identify attractive locations for opening new branches that either complement our existing operations or provide access to new customers within our market area. We have increased the number of branches from 22 at December 31, 1998 to 43 at September 30, 2004, and have opened a second loan production office. Of these branches, 40 are full-service offices and three are “supermarket” branches. We plan to continue to open de novo branches although at a more moderate pace. As part of our acquisition of First Community Bancorp, Inc., we will acquire five additional branch locations in Palm Beach County.

      Maintaining our strong asset quality. Although we have increased our commercial real estate, commercial business and consumer lending, we have consistently maintained strong asset quality. We believe that our strong asset quality is the result of a stable economy, conservative underwriting standards and experienced loan officers, as well as diligent monitoring of our loan portfolio. At September 30, 2004, our nonperforming loans as a percentage of total assets was 0.19%, and our percentage of nonperforming loans to net loans was 0.25%. We have experienced minimal net charge-offs during the transformation of our loan portfolio.

      Continuing our traditional residential mortgage lending. Our principal business activity has been originating residential real estate loans and retaining these loans in our loan portfolio. We intend to continue financing the purchase or improvement of residential real estate in our market area.

Recent Developments

Our Pending Acquisition of First Community Bancorp, Inc.

      On September 22, 2004, we entered into an agreement to acquire First Community Bancorp, Inc. and its subsidiary, First Community Bank of Palm Beach County, located in Pahokee, Florida. We agreed to pay $14.75 in cash and 0.3937 of a share of Fidelity Bankshares common stock in exchange for each outstanding share of common stock of First Community Bancorp, Inc., for an aggregate purchase price of approximately $27.1 million. We anticipate that First Community Bank of Palm Beach County will merge into Fidelity Federal Bank & Trust at the completion of this acquisition. As of September 30, 2004, First Community Bancorp, Inc. had total consolidated assets of $157.1 million, deposits of $144.8 million and shareholders’ equity of $11.6 million. First Community Bank of Palm Beach County operates five community banking offices in Palm Beach County. Completion of the First Community Bancorp, Inc. acquisition is subject to approval by First Community Bancorp, Inc.’s shareholders, as well as applicable regulatory authorities. We believe that this transaction will be completed in the first calendar quarter of 2005. Completion of the First Community Bancorp, Inc. acquisition is not contingent upon the completion of this stock offering.

Junior Subordinated Debentures; Trust Preferred Securities Issuances

      In December 2003, we sold $22.7 million of cumulative trust preferred securities and issued related junior subordinated debentures. The cumulative trust preferred securities have a floating rate of 285 basis points above the three-month LIBOR rate. In October 2004, we sold $30.9 million of floating rate trust preferred securities that have a floating rate of 197 basis points over the three-month LIBOR rate. The proceeds from this trust preferred securities offering were used to fund the redemption of $29.6 million higher cost, fixed-rate trust preferred securities issued in 1998. The net proceeds raised through our 2003 and 2004 trust preferred securities issuances have also provided additional capital to support our asset growth.

Declaration of Common Stock and Cash Dividend

      On November 19, 2004, we declared a three for two stock split in the form of a dividend, to be paid on January 14, 2005 to stockholders of record on December 31, 2004. We also declared a cash dividend of $0.08 per share to be paid on January 14, 2005 to stockholders of record on December 31, 2004 on a split adjusted basis. The per share and shares outstanding information contained in this prospectus do not reflect the stock split or cash dividend.

The Offering

Common stock offered	1,000,000 shares(1)

Common stock outstanding after the offering	16,131,946 shares(2)

Net proceeds	The net proceeds of the offering will be approximately $37.9 million (after deducting the underwriters’ discount and expenses of the offering) without giving effect to the underwriters’ over-allotment option.

Use of proceeds	We intend to use the proceeds of the offering for general corporate purposes, in order to support our asset growth and support continued expansion of our franchise through de novo branching and select acquisitions. Other than our pending acquisition of First Community Bancorp, Inc., there are no definitive plans for any acquisitions. See “Use of Proceeds.”

Dividends on common stock	We have historically paid quarterly cash dividends on our common stock, and currently intend to continue to do so in the future. See “Market for Common Stock and Dividends.”

Nasdaq National Market symbol	“FFFL”

Risk Factors	Before investing, you should carefully review the information contained under “Risk Factors” beginning on page 8.

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,150,000 shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of September 30, 2004 and assumes that the underwriters’ over-allotment option is not exercised. It excludes an aggregate of 838,249 shares reserved for issuance under our stock option plans, of which options to purchase 795,725 shares at a weighted average exercise price of $20.86 had been granted and were outstanding as of September 30, 2004.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF FIDELITY BANKSHARES, INC. AND SUBSIDIARY

      The following tables set forth selected consolidated historical financial and other data of Fidelity Bankshares, Inc. for the periods and at the dates indicated. The information at and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 is derived in part from, and should be read together with, the audited Consolidated Financial Statements and Notes thereto of Fidelity Bankshares, Inc. incorporated by reference into this Prospectus. The information at and for the nine months ended September 30, 2004 and 2003 is unaudited. However, in the opinion of the management of Fidelity Bankshares, Inc., all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data for the nine months ended September 30, 2004 are not necessarily indicative of the results that might be expected for the year.

	At December 31,					At
						September 30,
	1999	2000	2001	2002	2003	2004

	(In thousands, except per share amounts)
Financial Condition Data:
Total assets	$1,718,933	$1,932,434	$2,136,935	$2,439,397	$3,048,222	$3,444,565
Loans receivable, net	1,164,421	1,361,232	1,581,227	1,935,999	2,191,696	2,555,173
Mortgage-backed securities and corporate debt securities	375,171	322,223	237,671	145,139	471,228	474,118
Investment securities(1)	61,478	105,163	152,446	166,286	169,850	206,801
Deposits	1,321,510	1,497,818	1,559,436	1,898,341	2,460,101	2,693,526
Total borrowings(2)	290,479	310,005	355,342	326,537	358,970	475,386
Stockholders’ equity	83,304	91,651	177,612	169,087	184,509	202,239
Book value per common share(5)	$5.43	$5.95	$11.50	$11.64	$12.54	$13.63

Tangible book value per common share(5)	$5.25	$5.79	$11.36	$11.49	$12.16	$13.28

						For the Nine Months
	For the Years Ended December 31,					Ended September 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per share amounts)
Operating Data:
Interest income	$110,925	$132,580	$138,480	$137,867	$143,683	$106,595	$120,139
Interest expense	72,255	85,671	81,422	61,768	57,164	43,067	43,901

Net interest income	38,670	46,909	57,058	76,099	86,519	63,528	76,238
Provision for loan losses	463	1,328	2,054	1,986	3,122	2,041	2,174

Net interest income after provision for loan losses	38,207	45,581	55,004	74,113	83,397	61,487	74,064

Other income(3)(4)	12,927	13,406	13,764	16,991	22,516	18,900	19,865

Non-interest expense	36,354	45,403	55,722	63,569	76,513	56,691	65,090

Income before taxes	14,780	13,584	13,046	27,535	29,400	23,696	28,839
Income tax expense	5,666	5,063	5,166	10,737	11,479	9,263	11,282

Net income	$9,114	$8,521	$7,880	$16,798	$17,921	$14,433	$17,557

Income per common share:
Basic(5)	$0.58	$0.54	$0.52	$1.12	$1.24	$1.00	$1.20

Diluted(5)	$0.58	$0.54	$0.51	$1.11	$1.22	$0.99	$1.16

Basic shares outstanding	15,631,003	15,729,992	15,240,644	14,957,640	14,498,587	14,474,561	14,662,944
Diluted shares outstanding	15,687,454	15,776,840	15,383,134	15,092,732	14,708,881	14,592,278	15,089,977

						At and for the
						Nine Months
						Ended
	At and for the Years Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003(9)	2004(9)

Financial Ratios:
Return on average assets	0.55%	0.46%	0.38%	0.71%	0.64%	0.70%	0.71%
Return on average shareholders’ equity	11.04	9.97	5.46	9.49	10.15	11.00	12.14
Non-interest income to average assets	0.78	0.70	0.67	0.72	0.80	0.92	0.81
Non-interest expense to average assets	2.19	2.43	2.71	2.71	2.73	2.76	2.64
Net interest rate spread during the period (6)	2.45	2.77	2.55	3.45	3.29	3.28	3.29
Net interest margin(7)	2.47	2.72	2.85	3.51	3.31	3.32	3.32
Ratio of average interest-earning assets to average interest-bearing liabilities	100.51	99.21	107.37	102.09	101.62	101.71	101.33
Efficiency ratio(8)	70.46	75.07	78.68	68.29	70.17	68.78	67.73
Dividend payout ratio	70.42	76.34	76.92	35.71	32.25	30.00	25.00
Asset Quality Ratios:(10)
Nonperforming loans to net loans	0.37%	0.37%	0.32%	0.34%	0.51%	0.48%	0.25%
Allowance for loan losses to nonperforming loans	83.08	98.41	136.67	126.21	99.12	184.36	204.99
Allowance for loan losses to total loans	0.31	0.36	0.43	0.43	0.51	0.48	0.51
Nonperforming assets to total assets	0.30	0.26	0.24	0.27	0.37	0.19	0.19
Ratio of net charge-offs to average loans outstanding during the period	0.01	0.00	0.00	0.03	0.02	0.02	0.01
Capital Ratios:(10)
Fidelity Bankshares, Inc.
Stockholders’ equity to total assets	4.85%	4.77%	8.31%	6.93%	6.05%	6.14%	5.87%
Tangible stockholders’ equity to tangible assets	4.69	4.62	8.22	6.85	5.88	5.97	5.73
Fidelity Federal Bank & Trust
Tangible capital to tangible assets	6.63	6.32	7.97	7.68	7.10	6.74	6.93
Core capital to adjusted tangible assets	6.63	6.32	7.97	7.68	7.10	6.74	6.93
Risk-based capital to risk-weighted assets	12.19	11.03	12.45	11.01	10.79	10.27	9.79
Other Data:(10)
Number of branch offices	32	35	38	40	41	41	43
Number of deposit accounts	109,342	127,467	133,650	142,683	148,023	148,437	150,332

(1)	Includes interest-bearing deposits, government and agency securities and Federal Home Loan Bank stock.

(2)	Includes other borrowed funds, Federal Home Loan Bank advances, $29.6 million of junior subordinated debentures issued in connection with the issuance of 8.375% cumulative trust preferred securities by Fidelity Capital Trust I, and at December 31, 2003 and September 30, 2004, includes $22.7 million in junior subordinated debentures issued in connection with the issuance of trust preferred securities by Fidelity Capital Trust II with interest at a floating rate of 285 basis points above the three-month LIBOR rate.

(3)	Includes $5.1 million from the sale of property owned by Fidelity Federal Bank & Trust in 1999.

(4)	Includes $3.7 million from the receipt and sale of 147,232 shares of John Hancock Financial common stock provided to policy holders pursuant to John Hancock Financial’s conversion from a mutual (or policy owned insurance company) to a stock insurance company in 2000.

(5)	Per share data at and for the years ended December 31, 1999, 2000 and 2001 has been adjusted to reflect the second step mutual to stock conversion of Fidelity Bankshares, MHC that was completed in May 2001.

(6)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(7)	Represents net interest income divided by average interest-earning assets.

(8)	The efficiency ratio represents non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income.

(9)	Ratios have been annualized where appropriate.

(10)	At period end, unless otherwise indicated.

RISK FACTORS

      You should carefully consider the following risks and uncertainties before purchasing our common stock. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Associated with Our Business

Change in the composition of our loan portfolio may result in greater risk of losses.

      At September 30, 2004, 42.1% of our loan portfolio consisted of commercial and multi-family real estate (including condominium development loans), commercial business and consumer loans, an increase from 16.0% of our loan portfolio at December 31, 1998. We intend to continue to emphasize the origination of these types of loans. These loans generally have greater risk of nonpayment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to four-family residential loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

      Our loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not cover inherent losses in our loan portfolio at the date of the financial statements. Material additions to our allowance would materially decrease our net income. At September 30, 2004, our allowance for loan losses totaled $13.1 million, representing 0.4% of total loans.

      In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our financial condition and results of operations.

Fluctuations in interest rates could reduce our profitability.

      We realize income primarily from the difference between the interest we earn on loans and investments and the interest we pay on deposits and borrowings. The interest rates on our assets and liabilities respond differently to changes in market interest rates, which means our interest-bearing liabilities may be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates change, this “gap” between the amount of interest-bearing assets and interest-bearing liabilities that reprice in response to these interest rate changes may work against us, and our earnings may be negatively affected.

      We are unable to predict fluctuations in market interest rates, which are affected by, among other factors, changes in the following:

•	inflation rates;

•	business activity levels;

•	money supply; and

•	domestic and foreign financial markets.

      The value of our investment portfolio and the composition of our deposit base also are influenced by prevailing market conditions and interest rates. Our asset-liability management strategy, which is designed to mitigate the risk to us from changes in market interest rates, may not prevent changes in interest rates or securities market downturns, from reducing deposit outflow or from having a material adverse effect on our results of operations, our financial condition or the value of our investments.

Our business is subject to the success of the local economies where we operate.

      Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected. In addition, the economies of the communities in which we operate substantially depend on the growth of the Florida economy. To the extent that economic conditions in Florida are unfavorable or do not continue to grow as projected, the economies in our market areas would be adversely affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas if they do occur.

      In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of September 30, 2004, approximately 94.2% of our total loans were secured by real estate. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

      We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources will satisfy our capital requirements for the foreseeable future. We may, at some point, need to raise additional capital to support continued growth, both internally and through acquisitions.

      Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We cannot guarantee that we will receive the approvals necessary to complete our pending acquisition.

      On September 22, 2004, we entered into a definitive agreement to acquire First Community Bancorp, Inc. and its wholly-owned subsidiary First Community Bank of Palm Beach County, located in Pahokee, Florida. As of September 30, 2004, First Community Bancorp, Inc. had total consolidated assets of $157.1 million, deposits of $144.8 million and shareholders’ equity of $11.6 million.

      The acquisition must be approved by applicable regulatory authorities and First Community Bancorp, Inc.’s shareholders. We cannot assure you that we will obtain the required regulatory and shareholder approvals. If we do not receive the necessary approvals, we will not be able to complete the acquisition.

Adverse events in Florida, where our business is concentrated, could adversely impact our results and future growth.

      Our business, the location of our branches and the real estate collateralizing our commercial real estate loans are concentrated in Florida. As a result, we are exposed to geographic risks. The occurrence of an economic downturn in Florida, adverse changes in laws or regulations in Florida or natural disasters, including tropical storms and hurricanes, could affect the credit quality or our assets, the business of our customers and our ability to expand our business.

We may not be able to successfully maintain and manage continued growth.

      We intend to use a portion of the proceeds of this offering to support further growth of our assets and deposits and the number of branches we operate. We cannot be certain that we will be able to manage increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact our efficiency ratio, earnings and shareholder returns. In particular, we rely on recruiting and retaining experienced lenders to maintain our loan origination capability. Increases in operating expenses or non-performing assets may have an adverse impact on our earnings and on the value of our common stock.

We rely on our management team for the successful implementation of our business strategy.

      The success of Fidelity Bankshares and Fidelity Federal has been largely due to the efforts of our senior management team consisting of Vince A. Elhilow, Chairman, President and Chief Executive Officer, Richard D. Aldred, Executive Vice President and Chief Financial Officer, Christopher H. Cook, Executive Vice President and Corporate Counsel, Joseph C. Bova, Executive Vice President and Lending Operations Manager and Robert L. Fugate, Executive Vice President and Operations Manager. The loss of one or more of these individuals may have a material adverse effect on our ability to implement our business plan.

There is no assurance that we will be able to successfully compete with others for business.

      The area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. Many competitors have substantially greater resources than we, and operate under a less stringent regulatory environment. The differences in resources and regulations may make it harder for us to compete profitably, by reducing the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affecting our overall financial condition and earnings.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

      We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

If economic conditions in general or in our primary market areas in particular deteriorate, our results of operations and financial condition could be adversely affected.

      Our financial results may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, changes in interest rates that cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events.

      As of September 30, 2004, 94.2% of our total loans were collateralized by real estate. Adverse developments affecting commerce or real estate values in our primary market area could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in Florida. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

      We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by savings banks and holding companies in the performance of their supervisory and enforcement duties.

The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.

Risks Associated with an Investment in Our Common Stock

The market price of our common stock may decline after the stock offering.

      The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock. Our common stock is listed on the Nasdaq National Market under the trading symbol “FFFL.”

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

      We have periodically supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At September 30, 2004, we had outstanding trust preferred securities and accompanying junior subordinated debentures totalling $52.3 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

      An employee of one of our underwriters circulated an unauthorized e-mail message to some prospective institutional investors, which may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933, and, if that is the case, recipients of these materials that purchase shares of our common stock in the offering may be entitled to rescission rights.

      Prior to the effectiveness of the registration statement of which this prospectus forms a part, a Ryan Beck & Co. salesperson distributed an unauthorized e-mail message regarding our Company to approximately 10 prospective institutional investors. Ryan Beck & Co. has removed this salesperson from any further involvement in this offering. We were not involved in any way in the preparation or distribution of the e-mail, and the information contained in the e-mail does not reflect our views as to matters addressed in the e-mail.

      The 10 prospective institutional investors who received the e-mail from the salesperson have been notified that it was distributed in error and should be disregarded and none of those prospective investors will be permitted to purchase shares of our common stock from the underwriters in this offering. Ryan Beck & Co. has also contacted each of the prospective investors who received the e-mail and informed us that they do not believe any of the original recipients forwarded or re-circulated the e-mail to any other persons.

      If the e-mail was deemed a prospectus that does not meet the requirements of the Securities Act of 1933, any person who may have received the e-mail, including someone who may have been forwarded the e-mail, and who purchases shares of our common stock in this offering, may have the right to obtain recovery of the consideration paid in connection with their purchase. We would contest vigorously any claim that a violation of the Securities Act of 1933 has occurred. In addition, Ryan Beck & Co. has agreed to indemnify us for losses that we may incur as a result of the distribution of the unauthorized e-mail. We do not believe that we will be subject to any material liability as a result of the distribution of the unauthorized e-mail.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this prospectus and in other documents that we incorporate by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies including the First Community Bancorp acquisition;

•	statements regarding the quality of our products and our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	adverse changes in the securities markets;

•	credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	the ability to successfully integrate entities that we have acquired or will acquire;

•	legislative or regulatory changes that adversely affect our business;

•	the ability to enter new markets successfully and capitalize on growth opportunities;

•	effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	timely development of and acceptance of new products and services;

•	changes in consumer spending, borrowing and savings habits;

•	effect of changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and other regulatory and accounting bodies;

•	changes in our organization, compensation and benefit plans;

•	costs and effects of litigation and unexpected or adverse outcomes in such litigation; and

•	our success in managing risks involved in the foregoing.

      Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these uncertainties and others in the section of this prospectus named “Risk Factors” beginning on page 8.

USE OF PROCEEDS

      If all of the shares offered are sold, other than the shares subject to the underwriters’ over-allotment option, the net proceeds of the offering are expected to be approximately $37.9 million, after deducting the underwriting discount and estimated expenses of the offering of $367,000. The proceeds of the offering will be available for contribution to the capital of Fidelity Federal Bank & Trust, for use in our lending and investment activities, for branch expansion and for our general corporate purposes. We may also use a portion of the proceeds in connection with acquisitions of other institutions or for investment in activities which are permitted for bank holding companies or financial holding companies. Other than our acquisition of First Community Bancorp, Inc., there are no definitive plans or commitments for any acquisitions. There can be no assurance that we will establish additional branches, how much it will cost to develop and build out any new branch, that we will acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value.

      We have no definitive plans or commitments for any particular investments or the use of any particular amount of the proceeds of the offering. Pending allocation to specific uses, we intend to invest the proceeds in investment grade securities.

CAPITALIZATION

      The following table sets forth our capitalization at September 30, 2004. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of September 30, 2004 and assuming:

•	the net proceeds of the offering at an offering price of $40.25 per share after deducting underwriting discounts and commissions and estimated offering expense payable by us in this offering of $367,000; and

•	the underwriters’ over-allotment option is not exercised.

      The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2003, and the notes, included in our Annual Report on Form 10-K, and the unaudited consolidated financial statements for the three and nine months ended September 30, 2004, and the related notes, included in our Quarterly Report on Form 10-Q, incorporated by reference into this prospectus. The table does not include the effects of the acquisition of First Community Bancorp, or the declared stock split.

	At September 30, 2004

	Historical	Pro Forma

	(Dollars in thousands,
	except for per share
	amounts)
Long Term Debt:
8.375% Junior Subordinated Deferrable Interest Debentures due 2028	$29,639	$29,639
Floating Rate Junior Subordinated Debt Securities due 2034	22,681	22,681
Advances from the Federal Home Loan Bank due after September 30, 2005	129,250	129,250

Total	$181,570	$181,570

Stockholders’ Equity:
Preferred Stock, $0.10 par value, 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common Stock, $0.10 par value, 30,000,000 shares authorized; 15,131,946 shares issued and outstanding historical; 16,131,946 shares issued and outstanding pro forma basis	1,513	1,613
Additional paid in capital	107,296	145,067
Retained earnings	102,941	102,941
Treasury stock, at cost, 294,865 shares	(1,748)	(1,748)
Less:
Employee stock ownership plan	(3,996)	(3,996)
Restricted stock awards	(3,360)	(3,360)
Minimum pension liability adjustments	(1,657)	(1,657)
Accumulated other comprehensive income, net of taxes	1,250	1,250

Total Stockholders’ Equity	$202,239	$240,110

Book value per common share	$13.63	$15.16
Tangible book value per common share	$13.28	$14.83
Capital Ratios:
Fidelity Bankshares, Inc.
Stockholders’ equity to total assets	5.87%	6.89%
Tangible stockholders’ equity to tangible assets	5.73	6.76
Fidelity Federal Bank & Trust
Tangible capital to assets	6.93%	7.95%
Core capital to adjusted tangible assets	6.93	7.95
Risk-based capital to risk-weighted assets	9.79	11.27

MARKET FOR COMMON STOCK AND DIVIDENDS

      Our common stock is traded on the Nasdaq National Market under the symbol “FFFL”. The table below sets forth the range of high and low sales prices (adjusted for stock dividends and splits) known to the Company for each full quarterly period within the two most recent fiscal years and through September 30, 2004. As of September 30, 2004, there were 15,131,946 shares of common stock outstanding, held by approximately 3,277 shareholders of record. As of that date, there were also outstanding options to purchase 795,725 shares of common stock 390,065 of which were exercisable. We currently pay a quarterly cash dividend of $0.10 per share. On November 19, 2004, we declared a three-for-two stock split in the form of a stock dividend and a quarterly cash dividend of $0.08 per share on a split adjusted basis. Both the stock split and cash dividend are payable on January 14, 2005 to stockholders of record on December 31, 2004. The continued payment of dividends will depend on a number of factors, including our earnings, financial condition capital requirements, tax combinations, statutory and regulatory limitations and general economic conditions. Our ability to pay dividends is restricted by certain covenant restrictions contained in the indentures that govern the terms of our debt and is further impacted by Fidelity Federal’s ability to pay dividends to us, which are restricted by certain regulations of the Office of Thrift Supervision.

	Price Per Share

	High	Low	Dividends

2004 quarter ended
September 30	$38.80	$33.41	$0.10
June 30	37.10	30.62	0.10
March 31	38.45	31.25	0.10
2003 quarter ended
December 31	$32.50	$26.32	$0.10
September 30	27.72	21.57	0.10
June 30	23.60	18.07	0.10
March 31	19.75	17.24	0.10
2002 quarter ended
December 31	$19.35	$17.20	$0.10
September 30	22.10	16.60	0.10
June 30	22.47	17.70	0.10
March 31	18.42	15.60	0.10

MANAGEMENT

      The following table presents information regarding our directors and our executive officers as of September 30, 2004.

Name	Age	Title

Vince A. Elhilow	65	Chairman of the Board, President and Chief Executive Officer
Keith D. Beaty	55	Director
Paul C. Bremer	61	Director
F. Ted Brown	76	Director
Donald E. Warren	77	Director
Karl H. Watson	63	Director
Richard D. Aldred	60	Executive Vice President and Chief Financial Officer
Joseph C. Bova	60	Executive Vice President — Lending Operations Manager
Robert L. Fugate	55	Executive Vice President — Bank Operations Manager
Christopher H. Cook	61	Executive Vice President and Corporate Counsel

      The principal occupation during the past five years of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated. Each of our directors is a director of Fidelity Bankshares and Fidelity Federal Bank & Trust.

      Vince A. Elhilow has been President of Fidelity Federal Bank & Trust since 1987, Chief Executive Officer of Fidelity Federal Bank & Trust since 1992 and Chairman of the Board since 2002. Prior to his appointment as President of Fidelity Federal Bank & Trust, Mr. Elhilow was manager of the Loan Department from 1973 to 1992 and Executive Vice President and Chief Operating Officer from 1981 to 1987. Mr. Elhilow joined Fidelity Federal Bank & Trust in January 1963 and has been a director of Fidelity Federal Bank & Trust since 1984.

      Keith D. Beaty is the Chief Executive Officer of Implant Innovations, Inc. a distributor of dental implants, located in Palm Beach Gardens. Mr. Beaty has been a director of Fidelity Federal Bank & Trust since 1992.

      Paul C. Bremer is a retired certified public accountant. From 1979 until his retirement in 2000, Mr. Bremer was a partner with the accounting firm of Ernst & Young. Mr. Bremer has been a director since 2000.

      F. Ted Brown is the President of Ted Brown Real Estate, Inc., located in North Palm Beach. Mr. Brown has been a director of Fidelity Federal Bank & Trust since 1990.

      Donald E. Warren, M.D. is a retired physician who practiced in West Palm Beach for over 36 years. He was associated with Intracoastal Health Systems until his retirement in November 1996. Dr. Warren has been a director of Fidelity Federal Bank & Trust since 1979.

      Karl H. Watson is President and Chief Operating Officer of the Construction Materials Division, Rinker Materials, a concrete and building materials company based in West Palm Beach. Mr. Watson has been with Rinker Materials for over 35 years. Mr. Watson has been a director since 1999.

      Richard D. Aldred is Executive Vice President, Chief Financial Officer and Treasurer and has been with Fidelity Federal Bank & Trust since 1985.

      Joseph C. Bova is Executive Vice President and Lending Operations Manager and has been with Fidelity Federal since 1971.

      Robert L. Fugate is Executive Vice President and Banking Operations Manager and joined Fidelity Federal in 1972.

      Christopher H. Cook became Executive Vice President and Corporate Counsel in 1996. Prior to that time, Mr. Cook was a partner with the law firm of Brackett, Cook, Sned, Welch, D’Angio, Tucker & Farach, P.A.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Keefe, Bruyette & Woods, Inc. is acting as the representative of the underwriters.

Name	Number of Shares

Keefe, Bruyette & Woods, Inc.	500,000
Ryan Beck & Co.	400,000
Janney Montgomery Scott LLC	100,000

Total	1,000,000

      The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

Over-allotment Option

      We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

Commissions and Expenses

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $1.2075 per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total underwriting discount we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total Without	Total With
	Per Share	Over-Allotment	Over-Allotment

Price to public	$40.25	$40,250,000	$46,287,500
Underwriting discounts	$2.01	$2,010,000	$2,311,500
Proceeds to us, before expenses	$38.24	$38,240,000	$43,976,000

      We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $367,000 and are payable by us. We have agreed to reimburse the underwriters for their actual out of pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel.

Lock-up Agreements

      We and each of our executive officers and directors (who collectively will own approximately 8.3% of our outstanding common stock immediately after the offering), have agreed, for a period of 90 days after the date of this prospectus not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities, convertible into, exchangeable or exercisable for any shares of our common stock or warrants-or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain limited exceptions. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to, or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. Excluded from the lock-up agreements entered into by our officers and directors is an aggregate of approximately 342,651 shares of our common stock. In addition, the 90-day restrictive period does not apply to shares of our common stock to be issued to former shareholders of First Community Bancorp in connection with the pending acquisition.

      The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earning release or material news of a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, that the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

      We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after-pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

      In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of the offering, before the commencement of offers or sales; of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

      From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may receive, compensation for such services. Ryan Beck & Co., acted as our advisor in connection with our pending acquisition of First Community Bancorp.

LEGAL MATTERS

      The legality of the common stock has been opined upon for Fidelity Bankshares, Inc. by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to Fidelity Bankshares, Inc. Certain legal matters will be passed upon for the underwriters by Jenkens & Gilchrist, P.C., Dallas, Texas.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is a part of a Registration Statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission. You can obtain the complete registration statement from the Securities and Exchange Commission, as indicated below.

      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You also may inspect and copy these materials at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

DOCUMENTS INCORPORATED BY REFERENCE

      We “incorporate by reference” into this prospectus the information in certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update and supplement this prospectus. We incorporate by reference the following documents:

(i) our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 11, 2004;

(ii) our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 21, 2004, April 20, 2004, July 21, 2004, September 22, 2004 and November 19, 2004;

(iii) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 7, 2004;

(iv) our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004;

(v) our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 8, 2004; and

(vi) our Registration Statement on Form S-1 (Registration No. 333-53216) dated January 5, 2001, as amended on March 5, 2001, March 16, 2001 and March 22, 2001, containing a description of Fidelity Bankshares, Inc. common stock; and

(vii) our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 10, 2001 containing a description of our common stock.

      We also incorporate by reference any filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request, orally or in writing, and we will provide, a copy of these filings at no cost by contacting Elizabeth Cook, Corporate Secretary, at the following address and phone number:

Fidelity Bankshares, Inc.

205 Datura Street
West Palm Beach, FL 33401
(561) 803-9900

          No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Fidelity Bankshares, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Fidelity Bankshares, Inc. since any of the dates as of which information is furnished herein or since the date hereof.

1,000,000 Shares

Common Stock

Par Value $0.10 per share

PROSPECTUS

Keefe, Bruyette & Woods

Ryan Beck & Co.

Janney Montgomery Scott LLC

December 15, 2004

      These securities are not deposits or savings accounts or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.